Exhibit 99.1

VivoPower International PLC Reports Preliminary Unaudited Financial Results For the Fiscal Year Ended June 30, 2020

Record annual revenues of $48.7 million, despite COVID-19 lockdowns

Strong turnaround in adjusted EBITDA with an increase of $7.7m to $3.9 million

Strategic pivot to enter commercial electric vehicle (EV) market

LONDON, August 24, 2020 (GLOBE NEWSWIRE) -- VivoPower International PLC (Nasdaq: VVPR) (“VivoPower”, the “Company”) today announced its preliminary results for the fiscal year ended June 30, 2020.

Highlights for the fiscal year ended June 30, 2020:

●

Record annual group revenues of $48.7 million, up 12% year-on-year, driven by strong growth in Aevitas, VivoPower’s Critical Power Services business unit in Australia, despite strict COVID-19 lockdowns in Australia over a three month period causing extensive delays to scheduled work projects;

●	Gross profit increased by 28% as a result of revenue growth combined with operational efficiencies and gross profit margin improvements driven in part by new pricing initiatives;
●

Reduction of $1.7 million in group overheads, reflecting continued execution of lean management initiatives in Solar Development and Corporate Office segments, in addition to a 2% reduction in Aevitas overheads notwithstanding revenue growth;

●	A $4.3 million improvement in Solar development project net gains, resulting from sale of VivoRex and SunConnect in the year;
●	An increase in adjusted EBITDA of $7.7 million to $3.9 million, compared to a $3.8 million EBITDA loss in FY19;
●	Statutory net after-tax loss of ($5.1) million for FY20 and earnings per share (“EPS”) of ($0.38) per share, as compared to a ($11.3) million loss and ($0.83) per share in FY19; and
●	Adjusted net after-tax loss of ($1.7) million and adjusted EPS of ($0.12) per share as compared to a ($8.9) million loss and ($0.66) per share respectively for FY19.

A reconciliation of IFRS (“International Financial Reporting Standards”) to non-IFRS financial measures has been provided in the financial statement table included in this press release. An explanation of these measures is also included below, under the heading “About Non-IFRS Financial Measures”.

All amounts shown for the year ended June 30, 2019 are unaudited.

In addition, VivoPower is pleased to announce that, following the completion of a twelve month strategic review, VivoPower has decided to expand into the electric vehicle (“EV”) sector. The decision to expand into EV was driven by interest from VivoPower’s existing customer base. VivoPower expects to initially focus on providing light electric vehicles (“LEV”) to customers in the mining and infrastructure sectors in Australia, before expanding globally in these sectors. The light commercial vehicle fleet market (encompassing pick-up trucks) is worth an estimated $12 billion in Australia alone, with the majority of the market represented by the mining and infrastructure sectors. VivoPower’s EV strategy will be differentiated in that it comprises of a holistic, three-pronged sustainable energy solution ("SES") to customers, which will include:

●	EV and battery leasing;
●	Critical power retrofits of premises (e.g. warehouses and depots) to enable optimised EV battery charging and microgrids; and
●	EV battery second life applications.

“Overall, we are pleased with the financial results for the year ended June 30, 2020, delivering record revenue and a strong turnaround in adjusted group EBITDA, notwithstanding COVID-19 lockdown disruptions. Importantly, we were able to effectively activate our business continuity plans across our various sectors and keep our employees, customers and suppliers safe.” Said Kevin Chin, VivoPower’s Executive Chairman and Chief Executive Officer. “Strong tailwinds continue to support a positive outlook across our businesses and we are delivering on work delayed from last fiscal year as well as gaining new customers. We are also excited to be embarking on a customer driven EV strategy that encompasses the provision of a total sustainable energy solution for an electric vehicle future, drawing upon our expertise in critical power services and our newly established battery technology division. There are over 700 active customers in our Aevitas business unit, many of whom have significant light commercial vehicle fleets which are powered by high cost diesel and the economic case for electrification is already compelling. We expect to share a number of updates over the coming months in relation to this new strategy.”

About Non-IFRS Financial Measures

Our preliminary results include certain non-IFRS financial measures, including adjusted EBITDA, adjusted net after-tax loss and adjusted EPS. Management believes that the use of these non-IFRS financial measures provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS or non-GAAP (“Generally Accepted Accounting Principles”) financial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our results of operations. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS or non-GAAP measures used by other companies.

The table included in this press release titled “Reconciliation of Adjusted (Underlying) EBITDA to IFRS Financial Measures” provides reconciliations of non-IFRS financial measures to the most recent directly comparable financial measures calculated and presented in accordance with IFRS.

	Year Ended June 30
	2020	2019
Reconciliation of Adjusted (Underlying) EBITDA to IFRS Financial Measures (US dollars in thousands)		(unaudited)
Net loss for the year	(5,103)	(11,319)
Income tax	713	353
Interest income and expense	3,149	3,345
Restructuring and other non-recurring costs	3,410	2,404
Depreciation and amortization	1,768	1,447
Adjusted (Underlying) EBITDA	3,937	(3,770)

The table included in this press release titled “Reconciliation of Adjusted (Underlying) net after-tax loss and adjusted (underlying) EPS to IFRS Financial Measures” provides reconciliations of non-IFRS financial measures to the most recent directly comparable financial measures calculated and presented in accordance with IFRS.

	Year Ended June 30
Reconciliation of Adjusted (Underlying) Loss After Tax and Adjusted (Underlying) EPS to IFRS Financial Measures	2020	2019
(US dollars in thousands except where otherwise indicated)		(unaudited)
Loss for the year	(5,103)	(11,319)
Restructuring and other non-recurring costs	3,410	2,404
Underlying (Adjusted) loss for the year	(1,693)	(8,915)
Weighted average number of shares used in computing (loss)/earnings per share	13,557,376	13,557,376
Underlying (Adjusted) earnings per share (dollars)	(0.12)	(0.66)

About VivoPower

VivoPower is an international battery technology, electric vehicle, solar and critical power services company whose core purpose is to deliver sustainable energy solutions to its customers. VivoPower is a certified B Corporation and has operations in Australia, the United States and the United Kingdom.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about VivoPower’s decision to expand into the electric vehicle (“EV”) sector, the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

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shareholders@vivopower.com